EXHIBIT 3

                             JOINT FILING AGREEMENT

      The undersigned hereby agree that the statement on Schedule 13D dated May 6, 1998, with respect to the Common Stock of EFTC Corporation is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

      This Agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original, but all of which shall constitute one and the same instrument.

      IN WITNESS WHEREOF, the undersigned have each executed this Joint Filing Agreement as of May 6, 1998.



                                          /S/ Raymond Marshall
                                          Raymond Marshall


                                          /S/ Robert Monaco
                                          Robert Monaco